MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022 included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in (i) the “Cautionary Note Regarding Forward-Looking Statements” in this Form 6-K and the “Risk Factors” sections included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023 (the “Annual Report on Form 20-F”), the “Risk Factors” section of our Registration Statement on Form F-1 (File No. 333-264056), originally filed with the SEC on March 31, 2022 and as thereafter amended (the “Registration Statement”) and (iii) in our other filings with the SEC.

As used herein, “Allego,” the “Group,” the “Company,” "we", "us" or "our" means (i) prior to the consummation of the business combination with Spartan Acquisition Corp. III ("Spartan"), Allego Holding B.V. ("Allego Holding") and (ii) following the consummation of the business combination with Spartan, Allego N.V.
Overview
Founded in 2013, Allego is a leading electric vehicles ("EV") charging company in Europe and has deployed, as of June 30, 2023, almost 35,000 charging ports across over 17,000 public and private locations, spanning activities in 15 European countries, representing an increase of more than 1,600 since December 31, 2022. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which at the time provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for B2B customers, including leading retail and auto brands.
Allego’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans, and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a portfolio of partnerships with strategic partners, including municipalities, real estate owners, and OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.
Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins Allego’s competitive advantage. AllamoTM allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior, and EV technology development. These features make AllamoTM a predictive, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.
Allego's EV CloudTM is a sophisticated charger management platform and payment tool that provides essential services to owned and third-party customers, including charging authorization and billing, smart charging and load balancing, analysis, and customer support. This service offering is integral to fleet operators’ operations and enables Allego to provide insightful data and analytics to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margins.
Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 39% CAGR from 2023 to 2026. Based on this projection, the number of EVs in Europe is expected to grow to nearly 18 million by 2026, as compared to 6 million today. The combination of a high urbanization rate and a scarcity of in-home parking/charging means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins, and are preferred by EV drivers and fleets operators.
Additionally, stringent European CO2 regulations for internal combustion engines ("ICE") and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust backlog of over 1,350 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, and an additional pipeline of more than 1,000 sites being currently negotiated, Allego believes it is well positioned to execute its growth objectives.

How Allego Generates Revenue
Allego generates its revenues through the sale of charging sessions to EV drivers and by providing charging solutions to corporate customers and municipalities. Specifically, revenue is earned through the following streams:
Charging sessions
At these sites, Allego sells charging sessions directly to EV drivers who access Allego’s publicly available charging points. Payments from EV drivers can be processed through direct payment or tokens that are handled by mobility service providers ("MSPs") with whom the EV driver and Allego have contracts. In the latter case, Allego charges the price of the sessions on a monthly basis to the MSPs. The Allego network can be accessed by more than 250 MSPs in Europe and through e-clearings that facilitate the interoperability of the public charging networks.
Revenue from the sale of charging equipment
Allego enters into agreements with customers for the sale of charging equipment. These contracts are generally awarded based on a proposal and business case for a certain location including traffic and other activity predictions to develop public charging point networks. Allego provides the comprehensive development from site selection with a targeted internal rate of return ("IRR"). If Allego’s proposal is accepted by the customer, Allego enters into a development contract, pursuant to which Allego purchases and installs charging equipment at the relevant location.
Revenue from installation services
Installation services are provided as part of the development contract described above under “—Revenue from the sale of charging equipment” as well as to corporate customers where charging equipment needs to be installed.
Revenue from operation and maintenance of charging equipment
These services include the deployment of Allego’s cloud-based platform EVCloudTM to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off development cost but generate long-term revenues.
Depending on the requirements, Allego can organize the supply of home charging and installation for specific customers as an operation and maintenance contract and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points managed by Allego’s platform in order to maximize synergies with its previous activity.
The revenue streams described above complement each other: the service activities make the most of the development of Allego network and uses the synergies of their technologies while being responsive to customer trends.
Revenue from consulting services
The Group provides consulting services on research strategy and develops proprietary integrated tools taking the form of both software and/or hardware.
Key Factors Affecting Operating Results
Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of Allego's most recently filed Annual Report in Form 20-F entitled “Item 3.D. Risk Factors.”
Growth of EV adoption
Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial EVs, which it believes drives the demand for charging infrastructure and charging services. Allego estimates that it currently has an average market share globally of 12% in fast and ultra-fast charging in terms of revenue in the major European markets including Belgium, Denmark, France, Germany, Luxembourg, the Netherlands, Norway, Switzerland, Portugal, Sweden and the United Kingdom. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles. The uncertainty of the current geopolitical situation in Europe, including the military conflict between Russia and Ukraine, and the volatility in oil supply could drive this demand further. However, the current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles.
EV driver’s usage patterns
Allego’s revenues are subject to the driving and charging behaviors of EV users. The EV market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preferences for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro mobility and mobility as-a-service platforms requiring EV charging services.
Competition
The EV market has become significantly more competitive in recent years. The principal factors on which industry participants compete include charger count, locations and accessibility; location visibility, including on digital platforms; charger connectivity to EVs and ability to charge all standards; speed of charging relative to expected vehicle dwell times at the location; network reliability, scale and local density; software-enabled services offering and overall customer experience; operator brand, track record and reputation; and pricing. Existing competitors may expand their product offerings and sales strategies and new competitors can enter the market. Allego intends to maintain its market share over time relative to the overall growth of EV adoption. If Allego’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.
Technology risks
The EV market is a fast-developing market that is susceptible to technology changes. Allego relies on numerous internally developed software technologies (EV CloudTM, SmoovTM, and AllamoTM) to operate its network and generate earnings. The ability of Allego to continue to integrate its technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will determine Allego’s sustained competitive advantages in offering charging services. There is a risk that some or all of the components of the EV technology ecosystem become obsolete and Allego will be required to make significant investments to continue effective business operations. Allego’s management believes their business model is well-positioned to enable Allego to effectively operate and allow the business to retain its leading market position regardless of long-term technological shifts.
Supply risks
Macro-economic factors regarding the supply side of EV charging equipment could negatively influence revenues of Allego. The fast-growing demand in EV driving places an equally high demand on the supply side, which may cause bottlenecks. If Allego experiences problems to meet the increasing demands of charging equipment due to these supply bottlenecks its revenue growth could be negatively impacted.
Energy pricing
The results for the year ended December 31, 2022 were heavily impacted by the increase of energy costs in the first half of 2022. In response, Allego increased charging prices during the second half of 2022 and entered into power purchase agreements ("PPAs") to mitigate the future negative impact of increased energy costs. In the first half of 2023, Allego benefited from the secured energy sourced of renewable PPAs in main markets and minimized the impact of energy price volatility on the cost base. Overall, the average cost of energy per kWh during the year ended December 31, 2022 increased by 40% compared to the year ended December 31, 2021 and in the first half of 2023 decreased by 26% compared to first half of 2022.

Key Performance Indicators
Allego regularly reviews a number of metrics to evaluate its business, measure its progress, and make strategic decisions. EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow, which are non-IFRS measures, are currently utilized by management and may be used by our investors and competitors to assess performance. See the section entitled “—Non-IFRS Financial Measures.”
Management also reviews utilization rates, which are defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging post). Allego uses utilization rates to track profitability of the applicable charge point, to make comparisons to its business plan, and also to evaluate when it may want to consider adding charge poles to a given site to avoid increased wait times. Gathering information on utilization rates may also enable Allego to improve its forecasting abilities in the future.
Allego believes these measures assist its investors in gaining a meaningful understanding of its performance. Because not all companies use identical calculations or definitions, Allego’s presentation of these key performance indicators, including non-IFRS measures, may not be comparable to other similarly titled measures of other companies.
Utilization Rate
The following table represents the overall utilization rate (which includes slow, fast and ultra-fast chargers) of Allego’s charging network for six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022
Utilization rate	10.89%	9.47%
During the six months ended June 30, 2023, the utilization rate increased as compared to the six months ended June 30, 2022 due to an increase in the number of charging sessions on all charger types.
Key Components of Results of Operations
Revenue
Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego or corporate third-parties. Allego also supplies electricity to owners and drivers of electric vehicles, which use a charge card issued by an MSP, credit card, or direct payment through SmoovTM to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.
In addition, Allego generates revenues from operation and maintenance of charging equipment, as well as from consulting services.
Cost of sales
Cost of sales represents the electricity cost for the charging revenues, which is billed to Allego by utility companies or directly by the markets and renewable assets connected to Allego balancing perimeters. Cost of sales related to development contracts consist of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the operations and maintenance contracts mainly consists of the third-party service cost. Cost of sales also includes charging depreciation, land permit depreciation, and EV Cloud platform amortization.
Gross profit and gross margin
Gross profit is revenue less cost of sales. Gross margin is gross profit (loss) as a percentage of revenue.

Other income
Other income consists of government grants, income from the sale of CO2 certificates (linked to CO2 emission offsets, for example hernieuwbare brandstofeenheden in the Netherlands "HBE certificates"), the net gain or loss on the disposal of property, plant and equipment, sublease rental income, fair value gains/(losses) on derivatives (purchase options) and other items. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. HBE certificates are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. In Germany, a similar scheme is in place. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. Allego sells such certificates to companies that are required to offset their use of non-green energy through a brokerage. Other items mainly relate to reimbursements from (energy) network operators with respect to the power grid connections used. At the end of the year, Allego is reimbursed based on usage of actual grid connections used. Other items also include reimbursements that the Group has received from one of its suppliers for chargers.
Selling and distribution expenses
Selling and distribution expenses relate to Allego’s sales function and mainly comprise employee benefits, amortization of customer relationships, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs, and other selling and distribution expenses.
General and administrative expenses
General and administrative expenses relate to Allego’s support functions and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties, share-based payment expenses, and other general and administrative expenses.
Operating loss
Operating loss consists of Allego’s gross profit less other income, selling and distribution expenses, and general and administrative expenses.
Finance income/(costs)
Finance income/(costs) primarily consist of interest expenses, exchange differences, loss on debt modifications and extinguishments, fair value gains and losses on interest rate cap derivatives, and fair value gains and losses on warrant liabilities.
Income tax

Income tax represents the expected tax payable or recoverable on the taxable profit or loss for the period, using tax rates enacted for the period.
Loss for the period
Loss for the period consists of Allego’s operating loss plus its finance income/(costs) less income tax.

Results of Operations
Results of operations for the six months ended June 30, 2023 compared to the six months ended June 30, 2022
The following table summarizes Allego’s historical results of operations for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Period-over-Period Change For the six months ended June 30, 2023 to 2022
(in € million)	2023	2022	Change (€)	Change (%)
Revenue	68.2	50.7	17.5	35%
Cost of sales	(47.8)	(48.4)	0.6	(1%)
Gross profit	20.4	2.3	18.1	795%
Other income	4.2	9.0	(4.8)	(53%)
Selling and distribution expenses	(1.1)	(1.7)	0.6	(35%)
General and administrative expenses	(47.2)	(271.7)	224.5	(83%)
Operating loss	(23.7)	(262.1)	238.4	(91%)
Finance income/(costs)	(14.7)	15.2	(29.9)	(197%)
Loss before income tax	(38.4)	(246.9)	208.5	(84%)
Income tax	(0.5)	(0.2)	(0.3)	186%
Loss for the period	(38.9)	(247.1)	208.2	(84%)
The revenue numbers are further specified below:

	For the six months ended June 30,		Change	Change
(in € million)	2023	2022	€	%
Type of goods or service
Charging sessions	51.1	24.0	27.1	113%
Service revenue from the sale of charging equipment	1.5	18.4	(16.9)	(92%)
Service revenue from installation services	10.3	6.0	4.3	72%
Service revenue from operation and maintenance of charging equipment	2.3	1.8	0.5	27%
Service revenue from consulting services	3.0	0.5	2.5	100%
Total revenue from external customers	68.2	50.7	17.5	35%
Revenue
Revenue was €68.2 million for the six months ended June 30, 2023 compared to €50.7 million for the six months ended June 30, 2022. Revenue increased €17.5 million, or 35%, as further described below.
Charging revenue

(in € million)
Total charging revenue for the six months ended June 30, 2022	24.0
Increase related to increase in energy sold	9.0
Increase related to increase of charging prices	18.1
Total charging revenue for the six months ended June, 30 2023	51.1
Charging session revenue for the six months ended June 30, 2023 increased by €27.1 million, or 113%, to €51.1 million compared to €24.0 million for the six months ended June 30, 2022.
During the first half of 2023, charging revenue increased €9.0 million period-over-period as a result of an increase in energy sold. This was driven by charging sessions at both new and existing chargers. As at June 30, 2023, the Company had a 3% increase in charging points, including strong growth in installations of ultra-fast charging ports, which increased

42% since December 31, 2022. The increase in energy sold was additionally driven by a 20% increase in the number of charging sessions. The total energy sold increased from 70 GWh for the six months ended June 30, 2022 to 96 GWh in 2023, an increase of 38% due to increased EV usage from a growing number of new cars with extended battery capacity being sold during the period, and an increased installed base of charging ports. There was a 15% increase in the utilization of the chargers period-over-period. Additionally, during the year ended December 31, 2022, the total energy sold increased from 83 GWh in 2021 to 155 GWh in 2022, an increase of 87% due to an increase in EV usage and an increased installed base of charging ports.
Finally, an increase of €18.1 million in revenue was due to an increase in average charging price per kWh of 55% period-over-period. The increase in average revenue per session was due to price increases in the second half of 2022, as well as higher sales prices on ultra-fast and fast chargers compared to slow chargers.
As at June 30, 2023, Allego operated and owned charging stations predominantly in the Netherlands, Belgium and Germany.
Service revenue

(in € million)
Total service revenue for the six months ended June 30, 2022	26.7
Decrease related to sale of charging equipment	(16.9)
Increase in installation services	4.3
Increase in operation and maintenance of charging equipment	0.5
Increase in consulting services	2.5
Total service revenue for the six months ended June 30, 2023	17.1
Overall service revenue for the six months ended June 30, 2023 decreased €9.6 million, or 36%, to €17.1 million compared to €26.7 million for the six months ended June 30, 2022.
Service revenue from the sale of charging equipment for the six months ended June 30, 2023 decreased €16.9 million, or 92%, to €1.5 million compared to €18.4 million for the six months ended June 30, 2022. Service revenue from installation services increased €4.3 million, or 72%, to €10.3 million for the six months ended June 30, 2023 compared to €6.0 million for the six months ended June 30, 2022. Service revenue from operation and maintenance of charging equipment was €2.3 million for the six months ended June 30, 2023 compared to €1.8 million for the six months ended June 30, 2022, an increase of €0.5 million, or 27%. Service revenue from consulting services for the six months ended June 30, 2023 increased €2.5 million or 532% to €3.0 million compared to €0.5 million for the six months ended June 30, 2022.
Overall, the decrease in service revenue was primarily due to an anticipated decrease in revenues from the projects with Carrefour and Mega-E Charging B.V. ("Mega-E"). A significant decrease of €9.9 million in service revenue was generated by project Carrefour which has slowed down compared to the first half of 2022. The acquisition of Mega-E in March 2022 has also contributed to the decrease in service revenue by €3 million since Mega-E is now consolidated by the Group. This is offset by an increase in service revenue of €0.9 million arising from a collaboration with the Dutch National Post service.
The increase in revenue from consulting services of €2.5 million is driven by the recognition of six months of revenue in 2023 as opposed to one in 2022 due to the acquisition of Modélisation, Mesures et Applications S.A. ("MOMA") being finalized at the beginning of June 2022.

Cost of sales
The cost of sales numbers are further specified below:

	For the six months ended June 30,		Change	Change
(in € million)	2023	2022	€	%

Cost of sales - charging sessions	(37.8)	(32.3)	(5.5)	17%
Cost of sales - sale of charging equipment	(0.6)	(13.0)	12.4	(95%)
Cost of sales - installation services	(8.6)	(2.9)	(5.7)	197%
Cost of sales - operation and maintenance of charging equipment	(0.8)	(0.2)	(0.6)	300%
Total cost of sales	(47.8)	(48.4)	0.6	(1%)
Cost of sales for the six months ended June 30, 2023 decreased €0.7 million, or 1%, to €47.8 million compared to €48.4 million for the six months ended June 30, 2022.
Cost of sales - Charging sessions

(in € million)
Total cost of sales charging sessions for the six months ended June 30, 2022	(32.3)
Increase related to more energy sold	(4.5)
Decrease related to lower energy prices	3.5
Increase related to depreciation	(4.5)
Total cost of sales charging sessions for the six months ended June, 30 2023	(37.8)
The increase in cost of sales for charging sessions was substantially driven by an increase in depreciation of charging equipment due to the continued growth of Allego's portfolio of chargers, which resulted in a larger installed base of chargers driving the depreciation expense up by 62% period over period. The additional 26 GWh of energy sold during the first six months of 2023 when compared to the same period in 2022 also contributed to the increased costs. Additionally, during the six months ended June 30, 2023, maintenance costs increased by 16% as compared to the same period in 2022 due to increased installed base and energy sold. Additionally, during the year ended December 31, 2022, maintenance costs increased by 87% as compared to the year ended December 31, 2021, due to increased installed base and energy sold. This is a result of Allego's continued expansion of its portfolio of chargers, with a focus on ultra-fast chargers (including through the acquisition of Mega-E), which require higher operation and maintenance costs.
However, the increase was partially offset by the lower energy prices. In average, the cost of energy / kWh decreased by 26% during the current period.
Cost of sales - Service

(in € million)
Total cost of sales - service for the six months ended June 30, 2022	(16.1)
Decrease related to sale of charging equipment	12.4
Increase related to installation services	(5.7)
Increase related to operation and maintenance of charging equipment	(0.6)
Total cost of sales - service for the six months ended June 30, 2023	(10.0)
The decrease in cost of sales for services was primarily driven by the decrease in the Carrefour and Mega-E projects cost of sales of €3.4 million and €2.6 million, respectively. This is in line with the revenue decrease for these projects due to a decrease of service provided on the Carrefour project as a result of timing differences when compared to the first six months of 2022 and the acquisition of Mega-E in March 2022, which is now consolidated by the Group.
Gross profit and gross margin
Gross profit for the six months ended June 30, 2023 increased €18.1 million, or 795%, to €20.4 million compared to €2.3 million for the six months ended June 30, 2022.The gross margin for the six months ended June 30, 2023 increased to 30% compared to 4% for the six months ended June 30, 2022. This was driven primarily by the decrease in energy prices benefited from the secured power purchase agreements and the increases in prices charged to customers. As described above, revenue increased €18.1 million period-over-period as a result of increased charging prices. On the service revenue the decrease in margin was due to the lower revenue on several projects as explained above.
Other income
Other income for the six months ended June 30, 2023 decreased €4.8 million, or 53%, to €4.2 million compared to €9.0 million for the six months ended June 30, 2022. The decrease in other income is due to the following factors:

(in € million)	2023
Other income for the six months ended June 30, 2022	9.0
Decrease in fair value gain on purchase option derivatives	(3.9)
Decrease in income generated from the sale of CO2 tickets	(0.7)
Increase in loss on disposal of property, plant and equipment	(0.6)
Increase in government grants	0.2
Other	0.2
Other income for the six months ended June 30, 2023	4.2
Selling and distribution expenses
Selling and distribution expenses for the six months ended June 30, 2023 decreased €0.6 million, or 35%, to €1.1 million compared to €1.7 million for the six months ended June 30, 2022. This is mostly due to a decrease of €0.8 million in employee benefit expenses which has been partially offset by increases in other selling and distribution expenses of €0.2 million.
General and administrative expenses
General and administrative expenses for the six months ended June 30, 2023 decreased €224.5 million, or 83%, to €47.2 million compared to €271.7 million for the six months ended June 30, 2022. The decreased general and administrative expenses is due to the following factors:

(in € million)	2023
General and administrative expenses for the six months ended June 30, 2022	(271.7)
Decrease in employee benefit expenses	24.8
Decrease in legal, accounting and consulting fees	33.8
Decrease in share-based payment expenses - SPAC	159.3
Increase in depreciation and amortization expenses	(0.7)
Increase in IT costs	(0.5)
Increase in insurance costs	(3.0)
Other	10.8
General and administrative expenses for the six months ended June 30, 2023	(47.2)
The overall decrease in general and administrative expenses for the six months ended June 30, 2023 is primarily driven by a decrease in employee benefit expenses incurred (June 30, 2023: €20.7 million, June 30, 2022: €45.6 million) as well as a decrease in legal, accounting and consulting fees (June 30, 2023: €15.4 million, June 30, 2022: €49.1 million). The decreases were a result of a reduction in share-based payment expenses following the completion of a share based payment arrangement with E8 Partenaires, a French société par actions simplifée ("E8 Investor") in connection with the completion of the business combination with Spartan Acquisition Corp. III in March 2022 (the "Business Combination"). Furthermore, share-based payment expenses incurred in 2022 in relation to the Business Combination of €159.3 million representing costs of service in respect of the stock exchange listing for ordinary shares of Allego immediately following the Business Combination ("Allego Ordinary Shares" or "Ordinary Shares") were not incurred in the six months ended June 30, 2023.
Operating Loss
Operating loss for the six months ended June 30, 2023 decreased €238.4 million, or 91%, to €23.7 million compared to €262.1 million for the six months ended June 30, 2022. The decreased operating loss is mostly due to the increase in gross profit and lower share-based payment expenses, partially offset by lower other income.
Finance income/(costs)

(in € million)	2023
Finance income/(costs) for the six months ended June 30, 2022	15.2
Increase in finance costs on borrowings	(4.4)
Fair value loss on derivatives	(2.5)
Fair value loss on warrant liabilities	(30.3)
Other	7.3
Finance income/(costs) for the six months June 30, 2023	(14.7)
Finance income/(costs) for the six months ended June 30, 2023 decreased €29.9 million, or 197%, to €14.7 million costs compared to €15.2 million income for the six months ended June 30, 2022. The increase in finance costs is due to fair value movements on derivatives and warrant liabilities as well as increased interest expenses on senior debt as a result of the refinancing that occurred during the year ended December 31, 2022.
Loss before income tax
Loss before income tax for the six months ended June 30, 2023 decreased €208.5 million, or 84%, to €38.4 million compared to €246.9 million for the six months ended June 30, 2022. This is due to the increase in revenue and reduction in general and other administrative expenses, which were offset by increased finance costs and lower other income. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination. Finance cost, as opposed to finance income in the six months ended June 30, 2022, is due to the fair value loss on derivatives and the increased finance costs incurred as a result of the refinanced debt facility.
Income tax
For the six months ended June 30, 2023, Allego recognized an increase in income tax of €0.3 million, or 186%, when compared to the six months ended June 30, 2022. Allego realized profits for the six months ended June 30, 2023 on its operations in Denmark, France, Germany, Sweden, Italy, Spain, Norway and Portugal, in addition to operations of MOMA, which are taxable under the respective local tax laws. The income tax with respect to the above mentioned profitable countries amounted to €0.1 million and the income tax relating to MOMA amounted to €0.4 million, bringing the total income tax for the six months ended June 30, 2023 to €0.5 million. The increase in income tax is primarily due to the income tax expense related to the MOMA entity, which increased by €0.4 million , or 3827% when compared to the six months ended June 30, 2022. This is because MOMA was acquired on 7 June 2022 and therefore the income tax expense for the six months ended June 30, 2022 represented less than a month of activity and was inconsequential, compared to a full period for the six months ended June 30, 2023.
Loss for the period
Loss for the six months ended June 30, 2023 decreased €208.1 million, or 84%, to €38.9 million compared to €247.1 million for the six months ended June 30, 2022. The increase in revenue and reduction in general and other administrative expenses has been partially offset by increased cost of sales, finance costs and lower other income.

Liquidity and Capital Resources
Sources of Liquidity
The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses and experienced negative cash flows from operations since inception, including during the six months ended June 30, 2023 and expects to continue to incur losses and experience negative operating cash flows in the next twelve months from the issuance date of the interim condensed consolidated financial statements for the period ending June 30, 2023 as the Company expands its network. We believe this is typical in the industry, as builders and operators of EV charging sites often incur losses and experience negative operating cash flows in the early years of operation as the network grows and consumers begin adopting EVs. Our primary sources of liquidity have historically been bank borrowings, revenues from our various revenue streams, and the proceeds from the transactions related to the Business Combination, which was completed in the first quarter of 2022. Going forward, as discussed below, we expect to continue to rely on bank financing, other potential debt financing and strategic access to public and private capital markets to fund our current and future operations and growth plans.
The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term, including strategic access to public and private capital markets, and the Company may seek to opportunistically raise such financing, which may be material, in the short-term. However, we may be unable to raise sufficient funds or enter into such other arrangements, when needed, on favorable terms, or at all. In particular, uncertain and unfavorable conditions in Europe and the United States and global macroeconomic environment, including inflationary pressures, rising interest rates, banking collapses, and financial and credit market fluctuations, could reduce our ability to access capital on favorable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be, or could be, diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our expansion and development plans.
The Business Combination
On July 28, 2021, the Company and Spartan signed the Business Combination Agreement. On March 16, 2022, the Company consummated the Business Combination and became a publicly traded company on the New York Stock Exchange ("NYSE"). The Group received €146.0 million ($161.1 million) of gross proceeds (not inclusive of transaction expenses) from a combination of a Private Investment in Public Entity ("PIPE") offering of €136.0 million ($150.0 million) at €9.07 ($10.00) per share, along with €10.0 million ($11.1 million) of cash held in trust by Spartan after redemptions. Each of these amounts have been translated at the EUR/USD exchange rate as of March 16, 2022.
Additionally, we will receive the proceeds from any exercise of any warrants publicly traded ("Public Warrants") in cash. At June 30, 2023, the Group had 13,799,948 Public Warrants outstanding and no private placement warrants ("Private Warrants") outstanding, after the Private Warrant holders exercised on a cashless basis all their warrants on April 15, 2022. Public Warrants entitle the holder to convert each warrant into one Ordinary Share at an exercise price of $11.50. The aggregate amount of proceeds could be up to $266.3 million if all Public Warrants are exercised for cash. We expect to use any such proceeds for general corporate purposes, which would increase our liquidity, but do not need such proceeds to fund our operations. We believe the likelihood that warrant holders will exercise their Public Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Public Warrants. As of August 23, 2023, the closing price of our Ordinary Shares was $2.20.
Borrowings
On July 28, 2022, the Group expanded its old €120.0 million facility by an additional €50.0 million through an accordion feature of the old facility with the group of lenders thereto. Under the original terms, the old facility was due to expire in May 2026.
Additionally, on December 19, 2022, the Group entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230.0 million to €400.0 million, to further support its growth. The renewed facility consists of:
i.€170.0 million used to settle the old facility;

ii.up to €200.0 million to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
iii.up to €30.0 million to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. The principal terms and conditions of the renewed facility are as follows:
•drawdown stop when conditions precedent are not met;
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the six months ended June 30, 2023, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).
In December 2022, the Group completed two drawdowns on the renewed facility for a total amount of €279.2 million, of which €170.0 million was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility. In June 2023, the Group completed an additional drawdown which amounted to €43.4 million.
In parallel to the renewed facility, the Group entered into interest rate caps to hedge the interest rate risk between 65% and 75% (December 31, 2022: between 65% and 85%) of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 (Other financial assets) of the consolidated financial statements for the year ended December 31, 2022 included in the Company's most recently filed Annual Report on Form 20-F and Note 17 (Financial risk management) of the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K.
Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V.
The compliance with covenants under the renewed facility agreement are tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and as at that date the Group had complied with these covenants. Further details around the loan covenants is included in Note 13 (Borrowings) of the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K. The first testing date of the leverage ratio is June 30, 2024.
In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.
Additionally, there are covenant ratios set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop. Please refer to Note 13 (Borrowings) of the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K and Note 33 (Capital Management) of the consolidated financial statements for the year ended December 31, 2022 included in the Company's most recently filed Annual Report on Form 20-F for more information.
Pledged balances
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets), trade and other receivables and pledges on the shares in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France held by the Company.
The carrying amount of assets pledged as security for the renewed facilities as of June 30, 2023 is €82.0 million. Refer to Note 13 (Borrowings) of the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K for more information.
Going concern
We believe that our sources of liquidity and capital will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, we believe our cash flows from operations and renewed credit facility is sufficient for at least the next 12 months from the date hereof. This is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control.
Further long-term envisioned growth more than 12 months out – in line with the Group’s strategy – including capital investments, development activities, and operations, may require additional financing. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

As at June 30, 2023, we were in compliance with the covenants under the agreements governing our indebtedness.
Contractual Obligations and Commitments
As at June 30, 2023, significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, were €23.5 million. The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).
Additionally, our lease agreements provide for lease obligations that amounts to €58.7 million.
Treasury Policy
For information regarding the type of the Company’s financial instruments used, the maturity profile of debt, currency and interest rate structure, refer to Notes 13 (Borrowings), 15 (Financial Instruments), 16 (Fair value measurement), and 17 (Financial risk management) of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K.
Liquidity Policy
As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K, management had to estimate the expected cash flows for the next 12 months, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, the potential exercise of warrants, availability of other financial funding from banks, like those obtained in 2022, and other sources of funding, such as public and private offerings of debt and equity. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.
Cash flows
The cash flows for the six months ended June 30, 2023 are presented below and compared with the cash flows for the six months ended June 30, 2022:

	Six months ended June 30,
(in € million)	2023	2022
Cash flows used in operating activities	(25.0)	(92.1)
Cash flows used in investing activities	(32.4)	(41.8)
Cash flows provided by (used in) financing activities	39.5	139.0
Net increase (decrease) in cash and cash equivalents	(17.9)	5.1

Cash flows used in operating activities
Cash used in operating activities for the six months ended June 30, 2023 was €25.0 million compared to cash used in operating activities of €92.1 million during the six months ended June 30, 2022
During the six months ended June 30, 2023, the cash used in operating activities primarily consisted of a net loss before income tax of €38.4 million, reduced by non-operating and non-cash elements of €43.0 million, an increase in net operating assets of €26.6 million, interest paid of €2.7 million, and income taxes paid of €0.4 million.
The major components of non-operating and non-cash elements related to other finance costs of €12.4 million, share-based payment expenses of €11.5 million fair value losses/(gains) on warrant liabilities of €2.4 million, depreciation, amortization and (reversal of) impairments of €16.1 million and net (gain)/loss on disposal of property, plant and equipment of €0.5 million. The increase in net operating assets was mainly due to an increase of €4.3 million in trade and other receivables, contract assets and prepayments, a decrease of €12.8 million in trade and other payables and contract liabilities, an increase in inventory and other financial assets of €10.4 million, as well as an increase in provisions of €0.9 million.
During the six months ended June 30, 2022, the cash used in operating activities primarily consisted of a net loss before income tax of €246.9 million, reduced by non-operating elements of €232.7 million, an increase in net operating assets of €74 million, interest paid of €3.5 million and income taxes paid of €0.3 million. The most important non-operating elements relate to finance costs, fair value gains on public and private warrants, fair value gain on derivatives, share-based payment expenses and depreciation and amortization costs of €6.1 million, €21.7 million, €3.9 million, €241.3 million and €10.8 million, respectively. The increase in net operating assets was due to an increase of €24.4 million in trade and other receivables, contract assets, prepayments and other assets, an increase of €8.0 million in inventory, an increase of €1.0 million in other financial assets, a decrease in trade and other payables and contract liabilities of €40.5 million and a decrease in provisions of €0.1 million.
Cash flows used in investing activities
Cash used in investing activities for the six months ended June 30, 2023 was €32.4 million compared to cash used in investing activities of €41.8 million during the six months ended June 30, 2022. The period-over-period movement was primarily due to a decrease in acquisition expenses of €27.9 million and increased purchases of property, plant and equipment of €19.5 million. This was partially offset by increased proceeds from investment grants of €0.2 million and a decrease in the purchases of intangible assets of €1.4 million.
Cash flows provided by financing activities
Cash from financing activities for the six months ended June 30, 2023 was €39.5 million compared to cash from financing activities of €139.0 million during the six months ended June 30, 2022. The period-over-period decrease was primarily due to a decrease in proceeds from issuing equity instruments of €142.8 million and an increase in proceeds from borrowings of €43.4 million. This was partially offset by an increase in the payment of transaction costs relating to borrowings of €1.5 million, a decrease in the payment of transaction costs relating to new equity issued of €0.9 million (given that there was no new equity issued during the six months ended June 30, 2022), and a decrease in the payment of the principal portion of lease liabilities of €0.5 million.
Non-IFRS Financial Measures
This report includes the following non-IFRS financial measures: “EBITDA”, “Operational EBITDA”, “gross profit excluding depreciation and amortization”, and “free cash flow”. Allego believes EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are measures used internally to establish forecasts, budgets, and operational goals to manage and monitor its business. We present the non-IFRS measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the non-IFRS measures as a reasonable basis for comparing our ongoing results of operations. By providing the non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation, amortization and impairments. Allego defines Operational EBITDA as EBITDA further adjusted for share-based payment expenses, transaction costs, bonus payments to consultants, fair value gain/(losses) on certain derivatives, reorganization and severance costs, certain business optimization costs, and lease buyouts. Allego defines gross profit excluding depreciation and amortization as gross profit before depreciation and amortization expenses. Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from/repayments of investment grants.
EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(in € millions)	2023	2022
Loss for the year	(38.9)	(247.1)
Income tax	0.5	0.2
Finance (income)/costs	14.7	(15.2)
Amortization and impairments of intangible assets	2.4	1.7
Depreciation and impairments of right-of-use assets	3.8	3.0
Depreciation, impairments and reversal of impairments of property, plant and equipment	9.9	6.2
EBITDA	(7.6)	(251.2)
Fair value (gains)/losses on derivatives (purchase options)	—	(3.9)
Share-based payment expenses	11.5	241.3
Transaction costs	—	7.2
Bonus payments to consultants	—	—
Business optimization costs	7.7	—
Reorganization and severance	—	—
Operational EBITDA	11.6	(6.5)

Cash generated from/(used in) operations	(25.0)	(92.1)
Capital expenditures	(32.3)	(14.2)
Proceeds from/(repayment of) investment grants	—	0.2
Free cash flow	(57.3)	(106.1)

Gross profit	20.5	2.3
Depreciation expenses included in gross profit	10.7	6.2
Amortization expenses included in gross profit	1.1	1.0
Gross profit excluding depreciation and amortization	32.2	9.5
Critical Accounting Estimates
The discussion and analysis of Allego’s financial condition and results of operations is based upon financial statements that have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to charging station depreciable lives, impairment of financial assets, share-based compensation and the recognition of deferred tax assets. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. Allego’s actual results may differ from those estimates. See Note 2 to the audited consolidated financial statements for the year ended December 31, 2022 included in the Company's most recently filed Annual Report on Form 20-F for additional description of the significant accounting policies that have been followed in preparing Allego’s financial statements. The accounting policies described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.
Revenue Recognition:
Allego recognizes revenue from the following activities:
•Revenue from charging sessions;
•Revenue from the sale of charging equipment to customers;
•Revenue from installation services;
•Revenue from the operation and maintenance of charging equipment owned by customers; and
•Revenue from consulting services.
Charging sessions: Charging revenue, which includes electricity price and a service fee, is recognized at a point in time, at the moment of charging, when the control of electricity is transferred to the customer. Allego is acting as a principal in charging transactions for charging equipment that is owned by Allego as it has primary responsibility for these services and discretion in establishing the price of electricity. Allego is considered an agent in charging transactions for charging equipment owned by third-parties as Allego does not have control over electricity. Allego has to reimburse the electricity costs to EV drivers because the charging services to homeowners and company locations are administrative in nature.
Sale of charging equipment: Allego has determined that the sale and installation of the equipment constitutes two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward, and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin. Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:
•the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or
•the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested Allego to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment
Installation services: Revenue from installation of charging equipment is recognized over time. Allego uses an input method in measuring progress of the installation services because there is a direct relationship between Allego’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided.
Operation and maintenance of charging equipment: Service revenue from operation and maintenance services of charging equipment owned by customers is recognized over time. Services include the deployment of Allego’s cloud based platform to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced monthly, and consideration is payable when invoiced. Allego recognizes revenue only when the performance obligation is satisfied, therefore any upfront billing and payments are accounted for as an advance payment.
Consulting services: The Group recognizes revenue from providing consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered. Revenue is recognized over time using the input variable method as a measure of progress.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.
Business Combination Agreement
The Business Combination is not within the scope of IFRS 3 Business Combinations as Spartan does not meet the definition of a business as per IFRS 3. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment and was accounted for as a recapitalization in which Allego issued shares in exchange for the net assets of Spartan.
The excess of fair value of Allego Ordinary Shares issued over the fair value of Spartan’s identifiable net assets was treated as costs for the service of obtaining a listing and expensed during the reporting period in which the transaction occurred.
Additionally, Allego Ordinary Shares were issued with respect to the PIPE offering. Allego received a total of €136 million in cash and cash equivalents in return for issuing 15 million Allego Ordinary Shares. Allego also entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. The remaining difference between the value of the proceeds on the date of the merger and the nominal value of the shares has been accounted for as share premium. Further details are disclosed in the audited consolidated financial statements.
Furthermore, Allego Ordinary Shares were issued to Madeleine Charging B.V. ("Madeleine") and E8 Investor based on their relative shareholding percentage in Allego Holding immediately before the capital reorganization. This increase in share capital has been offset by a reduction in share premium of the same amount.
Consolidation of Mega-E
On July 28, 2021, the Allego Group and Meridiam EM SAS — an indirectly wholly-owned subsidiary of Meridiam SAS, Allego’s then ultimate parent — entered into a call option (the “Mega-E Option”) agreement to acquire 100% of the share capital of Mega-E. Allego paid no consideration for the option. The purchase price under the option amounted to €9.5 million in accordance with the Mega-E Option agreement. The call option was exercisable by Allego at the earliest on January 15, 2022, and within the six-month period thereafter.
Until March 16, 2022, the exercise of the call option by Allego was conditioned upon completion of the Business Combination. On March 16, 2022, Allego consummated the Business Combination, thereby becoming able to exercise its call option right pursuant to the terms of the Mega-E Option agreement. Therefore, Allego reassessed its control assessment over Mega-E.
The Mega-E Option provided Allego with potential voting rights, which are considered substantive as of March 16, 2022, because as of that date all conditions under the Mega-E Option were met and Allego was able to exercise its rights thereunder. Allego concluded that these potential voting rights provided them with control over Mega-E. The acquisition of Mega-E by Allego is not considered to be a business combination within the scope of IFRS 3 as Mega-E does not meet the definition of a business as it does not contain any substantive processes. The acquisition of Mega-E has therefore been accounted for as an asset acquisition in Allego’s consolidated financial statements.
Acquisition of MOMA
On June 7, 2022, Allego acquired shares representing 100% of the share capital of MOMA – an unlisted software company based in France and current service provider for the Group’s EV Cloud platform. This constitutes a Business Combination (specifically referred to as the “MOMA acquisition”) as defined in terms of IFRS 3 Business Combinations, thus the transaction has been accounted for by Allego using the acquisition method of accounting in accordance with IFRS 3. Allego has considered the following main judgements:
Purchase price allocation
Assets and liabilities of subsidiaries acquired are included at their fair value at the acquisition date. Some assets, namely the investment in equity securities, customer relationships and goodwill at acquisition date had fair values that differed significantly from its carrying values as detailed in Allego’s audited consolidated financial statements.
Goodwill
The excess of the purchase price over the fair value of the identifiable assets and liabilities is recorded as goodwill. An impairment assessment is performed at least once annually, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. Such impairment assessments require management to make significant estimates and assumptions, which are further detailed in the consolidated financial statements.
Valuation of share-based payment awards
First Special Fees Agreement
A first share-based payment arrangement was provided to E8 Investor via the First Special Fees Agreement. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11.1 ("First Special Fees Agreement") in the consolidated financial statements for the year ended December 31, 2022 included in the Company's most recently filed Annual Report on Form 20-F. The fair value of the share-based payment arrangement granted under the First Special Fees Agreement was recognized as an expense, with a corresponding increase in accumulated deficit. The total amount to be expensed was determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.
For the First Special Fees Agreement, the expense was recognized over the service period. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with E8 Investor under the First Special Fees Agreement at the grant date (and subsequent measurement dates to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services), Allego uses a valuation model which takes into account how the fees payable in cash and equity instruments will depend on the equity value of Allego at the time of a future liquidity event as defined in the First Special Fees Agreement.
Second Special Fees Agreement
A second share-based payment arrangement is provided to E8 Investor via the Second Special Fees Agreement. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” included in the Company's most recently filed Annual Report on Form 20-F and Note 7.1 (Second Special Fees Agreement) of the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with a corresponding increase in accumulated deficit as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to Allego during the reporting period and as a result, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.
For the Second Special Fees Agreement, the expenses are recognized over the service periods. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.
For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Special Fees Agreement at the grant date (and subsequent measurement dates until the novation of the Second Special Fees Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, Allego uses a valuation model which takes into account how the fees payable in cash will depend on the equity value following future equity injection events as defined in the Second Special Fees Agreement. The same valuation model is used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Special Fees Agreement for measurement dates subsequent to the novation of the Second Special Fees Agreement.
The assumptions and model used for estimating the fair value for share-based payment transactions under the First and Second Special Fees Agreements are disclosed in Note 11.1 (First Special Fees Agreement) to the consolidated financial statements for the year ended December 31, 2022 included in the Company's most recently filed Annual Report on Form 20-F and Note 7.1 (Second Special Fees Agreement) to the interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K.
Management Incentive Plan
A share-based payment arrangement is in place related to the Management Incentive Plan. As part of this plan, a key management employee was granted options, with performance vesting criteria attached to some of these options.
The grant date fair value of grant options is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.
The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, Allego revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
The grant options and performance options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
As the exercise price applicable to the options is negligible, no specific option-pricing models are used by Allego and the fair value of options granted under Allego’s management incentive plan is determined by reference to the fair value of Allego’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions (e.g. operational EBITDA, financing targets, compliance and reporting, engagement with investors and remaining an employee of the company over a specified time period). The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
In April 2023, certain non-market performance conditions included in the Company's management incentive plan agreement were modified together with their respective service periods, while the other existing terms have not been modified. These changes resulted in an increased number of awards being expected to vest but do not have an impact on the fair value of the options.
Long-term Incentive Plan
A share-based payment arrangement is in place related to the Long-term Incentive Plan ("LTIP"). As part of the plan, certain members of the board of directors, executive officers and employees received awards in the form of share options ("LTIP Performance Options"), restricted stock units ("RSUs") or share grants ("IPO Grant Shares") with different vesting conditions.
The issued awards are recognized at grant date fair value as an operating expense with the corresponding increase in retained earnings, over the vesting period being the period over which all of the specified vesting conditions are satisfied. For all awards the service period is concluded to start on May 24, 2023, the grant date, as at that date there was a valid expectation of an award and a corresponding obligation by the Group. The RSUs awarded to employees and the LTIP Performance Options awarded to executive officers are recognized over the relevant service period (three years for RSUs to employees and two years for LTIP Performance Options starting from May 24, 2023), being the period specified in the LTIP. For the IPO Grant Shares awards and the RSUs awarded to eligible members of the board of directors, there are no vesting conditions, the vesting date being the grant date and the expenses are recognized immediately.
At the end of each period, the Group revises its estimates of the number of RSUs that are expected to vest based on the service conditions, actual and expected forfeitures. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to retained earnings.
When the awards are vested, the Group transfers the appropriate number of shares to the employee. Where awards are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.
As the exercise price applicable to the options under the Company's LTIP is negligible, no specific option-pricing models are used by the Company and the fair value of options granted is determined by reference to the fair value of the Company’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions (e.g. operational EBITDA, financing targets, compliance and reporting, engagement with investors and remaining an employee of the company over a specified time period). The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
As there is no exercise price applicable to the RSUs and IPO Grant Shares under the LTIP, no specific option-pricing models are used by the Company and the fair value of awards granted under these plans is determined by reference to the fair value of the Company’s share at the grant date. The awards do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
Impairment of non-financial assets (including goodwill)
At each reporting date, Allego assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event Allego compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal.
Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. In such case the carrying amount of goodwill is compared with the recoverable amount of the Cash Generating Units ("CGU") it was allocated to, which is the higher of the CGU’s value in use and the CGU’s fair value less cost to sell.
Allego uses a discounted cash flow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
Recognition of deferred tax assets
Deferred tax assets are carried on the basis of the tax consequences of the realization or settlement of assets, provisions, liabilities or accruals and deferred income as planned by Allego at the reporting date. A deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available for set-off. In this assessment, Allego includes the availability of deferred tax liabilities set-off, the possibility of planning of fiscal results and the level of future taxable profits in combination with the time and/or period in which the deferred tax assets are realized.
Valuation of warrant liabilities
Public and Private Placement Warrants originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the Business Combination Agreement into a right to acquire one Allego Ordinary Share on substantially the same terms as were in effect immediately prior to the closing date.
On the closing date of the Business Combination Agreement (March 16, 2022), Allego assumed and converted Warrants previously issued to registered holders of Spartan’s Public and Private Placement Warrants. Allego assumed these Warrants on the same terms as before (unless the options were exercised during the period).
According to management’s assessment, the Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.
The Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using a binomial tree framework. Since As at June 30, 2022, the Warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs. On April 15, 2022, the Private Placement Warrants were exercised with the fair value on that date being determined based on quoted market inputs such as the spot price per share.
Valuation of purchase options
During the year ended December 31, 2021, Allego entered into two purchase option agreements to acquire an unlisted software company, MOMA, and into a purchase option agreement to acquire Mega-E. The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (i.e., spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.
Due to the exercise of the MOMA options and the consolidation of Mega-E during the year ended December 31, 2022, as of June 30, 2023, these options are no longer presented on the condensed consolidated statement of financial position.
Research and Development
Allego has invested a significant amount of time and expense into the research and development of its platform technologies. Allego’s ability to maintain its leadership position depends in part on its ongoing research and development activities. Allego’s technical teams are responsible for defining technical solutions for all of the services Allego provides, from hardware specifications to the technical layout for installation, to the development of its software platform.
Allego has a software development team that develops its platform technologies, as well as the different components that comprise such platforms. For specific development needs, Allego will sometimes use external parties that are closely supervised by Allego.
Intellectual Property
Allego relies on a combination of trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its proprietary rights. Allego’s success depends in part upon its ability to obtain and maintain proprietary protection over Allego’s products, services, solutions, technology and knowhow, to operate without infringing the proprietary rights of others, and to prevent others from infringing upon Allego’s proprietary rights. Allego’s key trademarks are Allego, SmoovTM, EVCloudTM, and AllamoTM.
Related Party Transactions
See Note 19 of Allego’s interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K for more information regarding transactions with related parties.
Recent Accounting Pronouncements
See Note 2.4 of Allego’s interim condensed consolidated financial statements for the six months ended June 30, 2023 included elsewhere in this Form 6-K for more information regarding recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Allego’s consolidated financial statements as of and for the years ended December 31, 2022, and December 31, 2021, material weaknesses were identified in its internal control over financial reporting. See the subsection entitled “Item 3.B. Risk Factors—Allego has identified material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price” and “Item 15.Controls and Procedures” in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.
Allego has continued to implement remediation plans and activities to address each of the material weaknesses, including, but not limited to, accounting policies and procedures, segregation of duties, manual journal entries, and adequately documenting of controls over certain information technology (“IT”) general controls.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Allego qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. As an “emerging growth company,” Allego is not required to, among other things, provide an auditor’s attestation report on our system of internal control over financial reporting and comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of a business combination or until we otherwise no longer qualify as an “emerging growth company.”

HIDDEN IXBRL
false
FY
0001874474
P1Y
P1Y
P1Y
0.001
0.001
0.001
0.001
Keeping all other variables constant.